SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 4)*

Tile Shop Holdings, Inc.

(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

88677Q109

(CUSIP Number)

Bryant R. Riley

B. Riley Financial, Inc.

11100 Santa Monica Blvd., Suite 800

Los Angeles, California 90025

(818) 884-3737

with a copy to:

Schulte Roth & Zabel LLP

919 Third Avenue

New York, NY 10022

Attention: Eleazer N. Klein, Esq.

(212) 756-2000

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 28, 2021

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Page 1 of 15 Pages)

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 2 of 15 Pages

1	NAME OF REPORTING PERSON B. Riley Financial, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 4,360,145
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 4,360,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,360,145
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.4%*
14	TYPE OF REPORTING PERSON HC

*	Percent of class is calculated based on 51,714,484 shares of common stock, par value $0.0001 (the “Common Stock”), of Tile Shop Holdings, Inc. (the “Issuer”) outstanding as of November 4, 2020, as reported as outstanding by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2020, filed with the Securities and Exchange Commission on November 9, 2020 (the “10-Q”).

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 3 of 15 Pages

1	NAME OF REPORTING PERSON B. Riley Capital Management, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,038,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,038,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,038,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%*
14	TYPE OF REPORTING PERSON IA

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 4 of 15 Pages

1	NAME OF REPORTING PERSON BRC Partners Management GP, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,038,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,038,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,038,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%*
14	TYPE OF REPORTING PERSON OO

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 5 of 15 Pages

1	NAME OF REPORTING PERSON BRC Partners Opportunity Fund, LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,038,645
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,038,645
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,038,645
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.9%*
14	TYPE OF REPORTING PERSON PN

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 6 of 15 Pages

1	NAME OF REPORTING PERSON B. Riley Securities, Inc.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,321,500
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,321,500
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 2,321,500
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%*
14	TYPE OF REPORTING PERSON BD

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 7 of 15 Pages

1	NAME OF REPORTING PERSON Bryant R. Riley
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER 42,600
	8	SHARED VOTING POWER 4,360,145
	9	SOLE DISPOSITIVE POWER 42,600
	10	SHARED DISPOSITIVE POWER 4,360,145
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 4,402,745
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 8.5%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 8 of 15 Pages

1	NAME OF REPORTING PERSON 272 Capital LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 941,244
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 941,244
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 941,244
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON PN, IA

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 9 of 15 Pages

1	NAME OF REPORTING PERSON Wes Cummins
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☑ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 941,244
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 941,244
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON 941,244
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.8%*
14	TYPE OF REPORTING PERSON IN

*	Percent of class is calculated based on 51,714,484 shares of Common Stock outstanding as of November 4, 2020, as reported as outstanding by the Issuer in the 10-Q.

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 10 of 15 Pages

This Amendment No. 4 (this “Amendment No. 4”) amends and supplements the Schedule 13D filed on September 10, 2020, as amended by Amendment No. 1 to the Schedule 13D, filed with the Securities and Exchange Commission (the “SEC”) on September 17, 2020, Amendment No. 2 to the Schedule 13D, filed with the SEC on October 14, 2020, and Amendment No. 3 to the Schedule 13D, filed with the SEC on November 18, 2020 (collectively and as amended, the “Schedule 13D”), by the Reporting Persons relating to the common stock, $0.0001 par value per share (the “Common Stock”), of Tile Shop Holdings, Inc., a Delaware corporation (the “Issuer”).

Information reported in the Schedule 13D remains in effect except to the extent that it is amended, restated or superseded by information contained in this Amendment. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D. All references in the Schedule 13D and this Amendment to the “Statement” will be deemed to refer to the Schedule 13D as amended and supplemented by this Amendment.

Item 2.	IDENTITY AND BACKGROUND

Item 2 of the Schedule 13D is hereby amended and restated as follows:

This Schedule 13D is being filed by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(1)	B. Riley Financial, Inc. (“BRF”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRF is serving as a holding company. Set forth on Schedule A annexed hereto (“Schedule A”) is the name and present principal business, occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted, and the citizenship of the executive officers and directors of BRF. To the best of BRF’s knowledge, except as otherwise set forth herein, none of the persons listed on Schedule A beneficially owns any securities of the Issuer or is a party to any contract, agreement, or understanding required to be disclosed herein.

(2)	BRC Partners Opportunity Fund, L.P. (“BRPLP”) is a Delaware limited partnership with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPLP is investing in securities.

(3)	B. Riley Capital Management, LLC (“BRCM”) is a New York limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRCM is acting as a registered investment advisor to various clients, including BRPLP.

(4)	BRC Partners Management GP, LLC (“BRPGP”) is a Delaware limited liability company with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRPGP is serving as a general partner of hedge funds.

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 11 of 15 Pages

(5)	B. Riley Securities, Inc. (“BRS”) is a Delaware corporation with a principal place of business located at 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. The principal business of BRS is serving as a broker dealer.

(6)	The address of the business office of Bryant R. Riley (together with BRF, BRPLP, BRCM, BRPGP and BRS, the “BR Parties”) is 11100 Santa Monica Blvd., Suite 800, Los Angeles, California 90025. Bryant R. Riley, an individual, is the Co-Chief Executive Officer and Chairman of the Board of Directors of BRF.

(7)	272 Capital LP (“272 Capital”) is a Delaware limited partnership and the investment manager to 272 Capital Master Fund Ltd (the “272 Master Fund”). The general partner of 272 Capital is 272 Capital GP LLC, a Delaware limited liability company (the “272 GP”). The principal business address of 272 Capital and the 272 GP is 3811 Turtle Creek Blvd, Suite 2125, Dallas, TX 75219. The principal business of 272 Capital is investing in securities. The principal business of the 272 GP is acting as the general partner of 272 Capital.

(8)	The principal business address of Wes Cummins (together with 272 Capital, the “272 Parties”) is 3811 Turtle Creek Blvd, Suite 2125, Dallas, TX 75219. Wes Cummins, an individual, is the managing member of 272 GP and the Chief Executive Officer of 272 Capital.

During the last five years, none of the Reporting Persons nor any person listed on Schedule A nor the 272 GP have been: (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Item 3 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

(5)

All of the shares of Common Stock to which this Schedule 13D relates were purchased on behalf of the Reporting Persons or their affiliates holding she shares, as applicable, using the investment capital of the respective Reporting Persons or its affiliate, as applicable.

The aggregate purchase price of the 4,402,745 shares of Common Stock purchased on behalf of the BR Parties was approximately $9,557,291 (excluding commissions).

The aggregate purchase price of the 941,244 shares of Common Stock purchased on behalf of the 272 Fund was approximately $3,264,379 (excluding commissions).

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 12 of 15 Pages

From time to time, certain of the Reporting Persons may effect purchases of securities through margin accounts, and may be extended margin credit as and when required to open or carry positions in the margin accounts, subject to applicable federal margin regulations and stock exchange rules. In such instances, the positions held in the margin accounts are pledged as collateral security for the repayment of debit balances in the accounts.

Item 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 28, 2021, BRF and 272 Capital entered into a Group Agreement (the “Group Agreement”), which is summarized further in Item 6 below.

On January 28, 2021, BRF and 272 Capital issued a public letter (the “Letter”) to the Issuer’s Board of Directors (the “Board”) announcing their formation of a group, asking the Board to up-list to a major stock exchange and disclosing their intention to run a proxy contest to replace directors on the Board if the Issuer does not up-list. This description of the Letter is qualified in its entirety by reference to the full text of the Letter, which is attached hereto as Exhibit 4 and is incorporated by reference herein.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5, Section (a)-(c) of the Schedule 13D is hereby amended and restated in its entirely as follows:

(a) – (c)

1.	As of the date hereof, BRPLP beneficially owned directly 2,038,645 shares of Common Stock, representing 3.9% of the Issuer’s Common Stock, and BRS beneficially owned directly 2,321,500 shares of Common Stock, representing 4.5% of the Issuer’s Common Stock.

2.	BRPGP is a subsidiary of BRCM, a registered investment advisor, and is the general partner of BRPLP. BRF is the parent company of BRCM. As a result, BRPGP, BRCM and BRF may be deemed to indirectly beneficially own the share of Common Stock held by BRPLP.

3.	BRF is the parent company of BRS. As a result, BRF may be deemed to indirectly beneficially own the shares of Common Stock held by BRS.

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 13 of 15 Pages

4.	Bryant R. Riley may beneficially own 42,600 shares of Common Stock representing 0.1% of the Issuer’s Common Stock held as sole trustee of the Robert Antin Children Irrevocable Trust. Bryant R. Riley disclaims beneficial ownership of the shares held by the Robert Antin Children Irrevocable Trust except to the extent of his pecuniary interest therein. BRF and Bryant R. Riley may be deemed to indirectly beneficially own the 4,360,145 shares of Common Stock held directly by BRPLP or BRS in the manner specified in paragraph (1) above, representing 8.4% of the Issuer’s Common Stock. BRF and Bryant R. Riley disclaims beneficial ownership of the shares held by BRPLP and BRS except to the extent of its/his pecuniary interest therein.

5.	As of the date hereof, 272 Capital beneficially owned 941,244 shares of Common Stock, representing 1.8% of the Issuer’s Common Stock, by virtue of being the investment manager of the 272 Master Fund, which directly holds the Common Stock reported by 272 Capital.

6.	Wes Cummins may beneficially own 941,244 shares of Common Stock, representing 1.8% of the Issuer’s Common Stock, by virtue of him being the managing member of the 272 GP.

By virtue of the Group Agreement, the BR Parties and the 272 Parties may be deemed to have formed a “group” within the meaning of Section 13(d)(3) of the Act and the “group” may be deemed to beneficially own an aggregate of 5,343,989 shares of Common Stock, representing approximately 10.3% of the outstanding shares of Common Stock. Each of the BR Parties expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the 272 Parties. Each of the 272 Parties expressly disclaims beneficial ownership of the shares of Common Stock beneficially owned by each of the BR Parties.

As of the date hereof, each of BRPLP, BRPGP, BRCM, BRF and Bryant R. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the share of Common Stock beneficially owned directly by BRPLP.

As of the date hereof, each of BRS, BRF and Bryant R. Riley may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned directly by BRS.

As of the date hereof, each of 272 Capital and Wes Cummins may be deemed to have shared power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned directly by the 272 Master Fund.

(c) Information concerning transactions in the shares of Common Stock effected by the Reporting Persons in the last 60 days is set forth in Schedule B hereto and is incorporated herein by reference. All of the transactions in the shares of Common Stock listed therein were effected in the open market through various brokerage entities.

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 14 of 15 Pages

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented by the addition of the following:

On January 28, 2021, BRF and 272 Capital entered into the Group Agreement, pursuant to which the parties agreed, among other things, that (a) neither party would acquire or dispose of any shares of Common Stock or other interests in respect of such shares (including any derivative or swap interests; collectively, “Company Securities”) without prior notice to the other party; and (b) that the following matters require the mutual agreement of the parties: (i) the selection and nomination of one or more individuals to serve as directors of the Issuer; (ii) the making of any proposals to the Issuer regarding the conduct of its business or corporate governance matters; (iii) seeking to influence the management, directors, governing instruments, stockholders, policies or affairs of the Issuer; (iv) the conduct of any proxy contest, consent solicitation or similar actions involving the Issuer; (v) the manner, form, content and timing of any communications with the Issuer; (vi) the manner, form, content and timing of any public disclosures and public statements relating to the Issuer; (vii) the admission of additional members to the group; and (vii) entering into any agreement, arrangement or understanding with any person in connection with Company Securities. This description of the Group Agreement is qualified in its entirety by reference to the full text of the Group Agreement, which is attached hereto as Exhibit 3 and is incorporated by reference herein.

Item 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
2	Joint Filing Agreement by and among the Reporting Persons.
3	Group Agreement by and between BRF and 272 Capital, dated as of January 28, 2021.
4	Letter to the Board, dated as of January 28, 2021.

CUSIP No. 88677Q109	SCHEDULE 13D/A	Page 15 of 15 Pages

SIGNATURES

After reasonable inquiry and to the best of his, her or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 1, 2021

B. RILEY FINANCIAL, INC.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Co-Chief Executive Officer

BRC PARTNERS OPPORTUNITY FUND, L.P.

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Investment Officer

BRC PARTNERS MANAGEMENT GP, LLC

By:	B. Riley Capital Management, LLC, its sole member

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY CAPITAL MANAGEMENT, LLC

By:	/s/ Bryant R. Riley
Name:	Bryant R. Riley
Title:	Chief Executive Officer

B. RILEY SECURITIES, INC.

By:	/s/ Andrew Moore
Name:	Andrew Moore
Title:	Chief Executive Officer

/s/ Bryant R. Riley
BRYANT R. RILEY

272 CAPITAL LP

By:	272 Capital GP LLC, its general partner

By:	/s/ Wes Cummins
Name:	Wes Cummins
Title:	Managing Member

/s/ Wes Cummins
WES CUMMINS

SCHEDULE A

Executive Officers and Directors of B. Riley Financial, Inc.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Bryant R. Riley Chairman of the Board of Directors and Co-Chief Executive Officer	Chief Investment Officer of BRC Partners Opportunity Fund, LP; Chief Executive Officer of B. Riley Capital Management, LLC; and Chairman of the Board of Directors and Co-Chief Executive Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Thomas J. Kelleher Co-Chief Executive Officer and Director	Co-Chief Executive Officer and Director of B. Riley Financial, Inc. and President of B. Riley Capital Management, LLC.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Phillip J. Ahn Chief Financial Officer and Chief Operating Officer	Chief Financial Officer and Chief Operating Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Kenneth Young President	President of B. Riley Financial, Inc.; and Chief Executive Officer of B. Riley Principal Investments, LLC	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Alan N. Forman Executive Vice President, General Counsel and Secretary	Executive Vice President, General Counsel and Secretary of B. Riley Financial, Inc.	299 Park Avenue, 21st Floor New York, NY 10171	United States

Howard E. Weitzman Senior Vice President and Chief Accounting Officer	Senior Vice President and Chief Accounting Officer of B. Riley Financial, Inc.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Name and Position	Present Principal Occupation	Business Address	Citizenship
Daniel Shribman[1] Chief Investment Officer	Chief Investment Officer of B. Riley Financial, Inc.; and President of B. Riley Principal Investments, LLC	299 Park Avenue, 21st Floor New York, NY 10171	United States

Robert L. Antin[2] Director	Co-Founder of VCA, Inc., an owner and operator of Veterinary care centers & hospitals	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Robert D’Agostino[3] Director	President of Q-mation, Inc., a supplier of software solutions	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Randall E. Paulson Director	Special Advisor to Odyssey Investment Partners, LLC, a private equity investment firm.	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[1]	As of the date hereof, Daniel Shribman directly owned 49,565 shares of Common Stock. The aggregate purchase price of the 49,565 shares of Common Stock that were purchased by Daniel Shribman with personal funds is approximately $129,529. Daniel Shribman has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

[2]	As of the date hereof, Robert L. Antin directly owned 64,600 shares of Common Stock. The aggregate purchase price of the 64,600 shares of Common Stock that were purchased by Robert L. Antin with personal funds is approximately $192,008. Robert L. Antin has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

[3]	As of the date hereof, Robert D’Agostino directly owned 30,000 shares of Common Stock. The aggregate purchase price of the 30,000 shares of Common Stock that were purchased by Robert D’Agostino with personal funds is approximately $139,500. Robert D’Agostino has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

Name and Position	Present Principal Occupation	Business Address	Citizenship
Michael J. Sheldon[4] Director	Chairman and Chief Executive Officer of Deutsch North America, a creative agency – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Mimi K. Walters Director	U.S. Representative from California’s 45th Congressional District – Retired	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

Mikel Williams Director	Chief Executive Officer and Director of privately held Targus International, LLC, supplier of carrying cases and accessories	11100 Santa Monica Blvd. Suite 800 Los Angeles, CA 90025	United States

[4]	As of the date hereof, Michael J. Sheldon directly owned 52,331 shares of Common Stock. The aggregate purchase price of the 52,331 shares of Common Stock that were purchased by Michael J. Sheldon with personal funds is approximately $173,681. Michael J. Sheldon has the sole power to vote and dispose of such Common Stock and the right to receive, or the power to direct the receipt of dividends from, or proceeds from the sale of, such Common Stock.

SCHEDULE B

The following tables set forth all transactions in the shares of Common Stock in the last 60 days by the Reporting Persons. Except as noted below, all such transactions were effected in the open market through brokers and the price per share is net of commissions.

The BR Parties

Date	Transaction	Amount of Securities	Price per Share of Common Stock	Reporting Person
11/30/2020	Sale	131,900	$4.5008	BRC Partners Opportunity Fund, L.P.
12/1/2020	Sale	133,100	$4.50	BRC Partners Opportunity Fund, L.P.
1/25/2021	Purchase	22,403	$4.474	B. Riley Securities, Inc.
1/26/2021	Purchase	9,715	$4.7392	B. Riley Securities, Inc.
1/27/2021	Purchase	47,419	$4.855	B. Riley Securities, Inc.

The 272 Parties

Date	Transaction	Amount of Securities	Price per Share of Common Stock
11/30/2020	Purchase	10,000	$4.525
12/1/2020	Purchase	5,000	$4.5533
12/31/2020	Purchase	15,000	$4.3278
1/6/2021	Purchase	7,000	$4.2542
1/8/2021	Purchase	9,600	$4.4595
1/11/2021	Purchase	7,000	$4.3618
1/12/2021	Purchase	5,000	$4.3579
1/13/2021	Purchase	5,000	$4.2627
1/14/2021	Purchase	3,000	$4.2997
1/15/2021	Purchase	5,000	$4.341
1/19/2021	Purchase	5,000	$4.4521
1/20/2021	Purchase	5,000	$4.4115
1/21/2021	Purchase	10,000	$4.4116
1/22/2021	Purchase	8,400	$4.3839
1/25/2021	Purchase	25,000	$4.52
1/27/2021	Purchase	16,244	$5.0295